Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 8
DATED JANUARY 27, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 4 dated December 15, 2011, Supplement No. 5 dated December 23, 2011, Supplement No. 6 dated January 6, 2012 and Supplement No. 7 dated January 24, 2012.  Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On January 5, 2012, we purchased the following property (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
Dollar General Market –Port St. Joe, FL	01/05/12	20,707	$3,590	8.50%	$305	$14.74	14.9	100.0%	100.0%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition, as no purchase price was paid related to those spaces at the time of the acquisition.

Dollar General Market.  On January 5, 2012, we, through Inland Diversified Port St. Joe DG Portfolio, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 20,707 square foot Dollar General Market store, located in Port St. Joe, Florida.  We purchased this property from an unaffiliated third party for a purchase price paid at closing equal to approximately $3.6 million. We funded the purchase price with proceeds from our offering.  The cap rate for this property is approximately 8.50% based on the purchase price paid at closing.

This Dollar General Market store includes both non-grocery and grocery components.  The property is leased to Dollar General Corporation (“Dollar General”), pursuant to a fifteen year, triple-net lease expiring in November 2026.  The lease is renewable for four five-year terms, through November 2046.  According to its public filings, Dollar General is the largest discount retailer in the United States, with 9,813 stores in thirty-eight states as of October 28, 2011.  For its fiscal quarter ended October 28, 2011, Dollar General reported net income equal to $171 million.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There is one competitive property located within approximately one mile of the property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 24, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	58,721,111	584,351,910	55,735,942	528,615,968

Shares sold pursuant to our distribution reinvestment plan:	2,209,975	20,994,767	–	20,994,767

Shares purchased pursuant to our share repurchase program:	(212,588)	(2,055,330)	–	(2,055,330)
Total:	60,738,498	$603,491,347	$55,735,942	$547,755,405

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

2